Shaw Communications Inc.

Annual Information Form 2010

i

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM November 5, 2010

CORPORATE STRUCTURE

Shaw Communications Inc. (“Shaw” or the “Corporation”) is a diversified communications and media company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions), satellite direct-to-home services (through Shaw Direct) and engaging programming content (through Shaw Media). Shaw Media operates the second largest privately owned conventional television network in Canada, Global Television, and 19 specialty networks including HGTV, Food Network, History and Showcase. Shaw provides customers with high-quality entertainment, information and communications services, utilizing a variety of distribution technologies.

The Corporation was incorporated under the laws of the Province of Alberta on December 9, 1966 under the name Capital Cable Television Co. Ltd. and was subsequently continued under the Business Corporations Act (Alberta) on March 1, 1984 under the name Shaw Cablesystems Ltd. Its name was changed to Shaw Communications Inc. on May 12, 1993. Shaw was reorganized pursuant to a plan of arrangement under the Business Corporations Act (Alberta) effective September 1, 1999, and amended its Articles on January 28, 2004 to limit the number of Class A Voting Participating Shares that may be issued. The head and registered office of the Corporation is located at Suite 900, 630 — 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4L4, telephone (403) 750-4500.

The following table lists certain subsidiaries and entities owned or controlled by Shaw, their jurisdictions of incorporation or organization and the nature of their operations. All of such entities are wholly-owned, directly or indirectly, by Shaw.

Entity	Jurisdiction	Nature of Operations

Shaw Cablesystems Limited	Alberta	Television Distribution Services
Shaw Cablesystems G.P.(2)	Alberta	Television Distribution and Internet Services
Videon Cablesystems Inc.	Federal	Television Distribution Services
Mountain Cablevision Limited	Alberta	Television Distribution, Internet and Telecommunications Services
Shaw Telecom Inc.	Alberta	Telecommunications Services
Shaw Business Solutions Inc.	Alberta	Telecommunications Services
Shaw Telecom G.P.(3)	Alberta	Telecommunications Services
Shaw Satellite Services Inc.	Federal	Satellite Services
Star Choice Television Network Incorporated	Federal	Satellite Services
Shaw Satellite G.P.(4)	Alberta	Satellite Services
Shaw Media Inc.	Federal	Over-the-air and specialty television businesses

Notes:

(1)	The above table lists subsidiaries of Shaw in accordance with National Instrument 51-102 - Continuous Disclosure Obligations, as well as certain other entities owned or controlled, directly or indirectly, by Shaw.

(2)	Shaw Cablesystems G.P. is a partnership of Shaw Communications Inc., Shaw Cablesystems Limited and Videon Cablesystems Inc. formed to operate the cable television systems owned by the partners.

(3)	Shaw Telecom G.P. is a partnership of Shaw Telecom Inc. and Shaw Business Solutions Inc. formed to operate the telecommunications systems owned by the partners.

(4)	Shaw Satellite G.P. is a partnership of Shaw Satellite Services Inc. and Star Choice Television Network Incorporated formed to operate the satellite systems owned by the partners.

Unless the context otherwise indicates, a reference to “Shaw” or the “Corporation” in this Annual Information Form means Shaw Communications Inc. and its subsidiaries and other entities owned or controlled, directly or indirectly, by Shaw Communications Inc.

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM November 5, 2010

GENERAL DEVELOPMENT OF THE BUSINESS

To comply with Items 4.1 and 4.2, Part 2 of Form 51-102F2 of the Canadian Securities Administrators National Instrument 51-102 — Continuous Disclosure Obligations (“NI-51-102”), the following subsection to the section titled “INTRODUCTION TO THE BUSINESS” in the Corporation’s Management’s Discussion and Analysis for the year ended August 31, 2010 (the “2010 Annual MD&A”) is incorporated by reference herein: “B. General development of the business” subsection found on pages 6 to 10 of the 2010 Annual MD&A, which is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which may be accessed at www.sedar.com.

DESCRIPTION OF SHAW’S BUSINESSES

To comply with Items 5.1 and 5.2, Part 2 of Form 51-102F2 of NI 51-102, the following subsections to the section titled “INTRODUCTION TO THE BUSINESS” in the 2010 Annual MD&A are incorporated by reference herein: “A. Company overview — core business and strategies”; “B. General development of the business”; “C. Description of the business”; “D. Seasonality and other additional information concerning the business”; “E. Government regulations and regulatory developments”; and “J. Known events, trends, risks and uncertainties” subsections found on pages 6 to 44 of the 2010 Annual MD&A, which is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which may be accessed at www.sedar.com.

CAPITAL STRUCTURE, DIVIDENDS AND RELATED MATTERS

1.	Description of Capital Structure

(a)	General

The authorized share capital of the Corporation consists of a limited number of Class A Participating Shares (the “Class A Shares”), which are voting, as described below; an unlimited number of Class B Non-Voting Participating Shares (the “Class B Non-Voting Shares”; and, together with the Class A Shares, the “Shaw Shares”); an unlimited number of Class 1 Preferred Shares (the “Class 1 Preferred Shares”) issuable in series; and an unlimited number of Class 2 Preferred Shares (the “Class 2 Preferred Shares”) issuable in series. As at August 31, 2010, there were 22,520,064 Class A Shares, 410,622,001 Class B Non-Voting Shares and no preferred shares outstanding.

(b)	Class A Shares and Class B Non-Voting Shares

(i)	Authorized Number of Class A Shares

The authorized number of Class A Shares is limited to the lesser of that number of such shares (i) currently issued and outstanding; and (ii) that may be outstanding after any conversion of Class A Shares into Class B Non-Voting Shares (subject to certain conversion rights as described below under the heading “Conversion Privilege”).

(ii)	Voting Rights

The holders of Class A Shares are entitled to one vote per share at all meetings of shareholders. The holders of Class B Non-Voting Shares are entitled to receive notice of, to attend, and to speak at all meetings of shareholders but are not entitled to vote thereat except as required by law and except upon any resolution to authorize the liquidation, dissolution and winding-up of Shaw or the distribution of assets among the shareholders of Shaw for the purpose of winding up its affairs, in which event each holder of Class B Non-Voting Shares will be entitled to one vote per share.

(iii)	Dividends

In general, subject to the rights of any preferred shares outstanding from time to time, holders of Class A Shares and Class B Non-Voting Shares are entitled to receive such dividends as the Board of Directors of Shaw determines to declare on a share-for-share basis, as and when any such dividends are declared or paid, except that, during each Dividend Period

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM November 5, 2010

(as defined below), the dividends (other than stock dividends) declared and paid on the Class A Shares will always be $0.0025 per share per annum less than the dividends declared and paid in such Dividend Period to holders of the Class B Non-Voting Shares, subject to proportionate adjustment in the event of any future consolidations or subdivisions of Shaw Shares and in the event of any issue of Shaw Shares by way of stock dividends. A “Dividend Period” is defined as the fiscal year of Shaw or such other period, not to exceed one year, in respect of which the directors of Shaw have announced a current policy to declare and pay, or set aside for payment, regular dividends on the Shaw Shares.

(iv)	Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of Shaw or other distribution of assets of Shaw for the purpose of winding up its affairs, all property and assets of Shaw available for distribution to the holders of Shaw Shares will be paid or distributed equally, share for share, to the holders of Shaw Shares without preference or distinction.

(v)	Conversion Privilege

Any holder of Class A Shares may, at any time or from time to time, convert any or all Class A Shares held by such holder into Class B Non-Voting Shares on the basis of one Class B Non-Voting Share for each Class A Share so converted. Subject to certain exceptions described below, if an Exclusionary Offer is made, any holder of Class B Non-Voting Shares may, at any time or from time to time during a Conversion Period, convert any or all of the Class B Non-Voting Shares held by such holder into Class A Shares on the basis of one Class A Share for each Class B Non-Voting Share so converted. For the purpose of this paragraph, the following terms have the following meanings:

“Class A Offeror” means a person or company that makes an offer to purchase Class A Shares (the “bidder”), and includes any associate or affiliate of the bidder or any person or company that is disclosed in the offering document to be acting jointly or in concert with the bidder;

“Conversion Period” means the period of time commencing on the eighth day after the Offer Date and terminating on the Expiry Date;

“Exclusionary Offer” means an offer to purchase Class A Shares that:

(A) must, by reason of applicable securities legislation or the requirements of a stock exchange on which the Class A Shares are listed, be made to all or substantially all holders of Class A Shares who are residents of a province of Canada to which the requirement applies; and

(B) is not made concurrently with an offer to purchase Class B Non-Voting Shares that is identical to the offer to purchase Class A Shares in terms of price per share and percentage of outstanding shares to be taken up exclusive of shares owned immediately prior to the offer by the Class A Offeror, and in all other material respects (except with respect to the conditions that may be attached to the offer for Class A Shares), and that has no condition attached other than the right not to take up and pay for shares tendered if no shares are purchased pursuant to the offer for Class A Shares, and for the purposes of this definition if an offer to purchase Class A Shares is not an Exclusionary Offer as defined above but would be an Exclusionary Offer if it were not for this sub-clause (B), the varying of any term of such offer shall be deemed to constitute the making of a new offer unless an identical variation concurrently is made to the corresponding offer to purchase Class B Non-Voting Shares;

“Expiry Date” means the last date upon which holders of Class A Shares may accept an Exclusionary Offer;

“Offer Date” means the date on which an Exclusionary Offer is made; and

“Transfer Agent” means the transfer agent for the time being of the Class A Shares.

Subject to certain exceptions, the foregoing conversion right shall not come into effect if:

(A) prior to the time at which the offer is made there is delivered to the Transfer Agent and to the Secretary of Shaw a certificate or certificates signed by or on behalf of one or more shareholders of Shaw owning in the aggregate, as at the time the Exclusionary Offer is made, more than 50% of the then outstanding Class A Shares, exclusive of

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM November 5, 2010

shares owned immediately prior to the Exclusionary Offer by the Class A Offeror, which certificate or certificates shall confirm, in the case of each such shareholder, that such shareholder shall not:

a. tender any shares in acceptance of any Exclusionary Offer without giving the Transfer Agent and the Secretary of Shaw written notice of such acceptance or intended acceptance at least seven days prior to the Expiry Date;

b. make any Exclusionary Offer;

c. act jointly or in concert with any person or company that makes any Exclusionary Offer; or

d. transfer any Class A Shares, directly or indirectly, during the time at which any Exclusionary Offer is outstanding without giving the Transfer Agent and the Secretary of Shaw written notice of such transfer or intended transfer at least seven days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of Class A Shares transferred or to be transferred to each transferee; or

(B) as of the end of the seventh day after the Offer Date there has been delivered to the Transfer Agent and to the Secretary of Shaw a certificate or certificates signed by or on behalf of one or more shareholders of Shaw owning in the aggregate more than 50% of the then outstanding Class A Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Class A Offeror, which certificate or certificates shall confirm, in the case of each such shareholder:

a. the number of Class A Shares owned by the shareholder;

b. that such shareholder is not making the offer and is not an associate or affiliate of, or acting jointly or in concert with, the person or company making the offer;

c. that such shareholder shall not tender any shares in acceptance of the offer, including any varied form of the offer, without giving the Transfer Agent and the Secretary of Shaw written notice of such acceptance or intended acceptance at least seven days prior to the Expiry Date; and

d. that such shareholder shall not transfer any Class A Shares, directly or indirectly, prior to the Expiry Date without giving the Transfer Agent and the Secretary of Shaw written notice of such transfer or intended transfer at least seven days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of Class A Shares transferred or to be transferred to each transferee; or

(C) as of the end of the seventh day after the Offer Date, a combination of certificates that comply with either clause (a) or (b) from shareholders of Shaw owning in the aggregate more than 50% of the then outstanding Class A Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Class A Offeror, has been delivered to the Transfer Agent and to the Secretary of Shaw.

(vi)	Modification

Neither class of Shaw Shares may be subdivided, consolidated, reclassified or otherwise changed unless contemporaneously therewith the other class of Shaw Shares is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

(vii)	Offer to Purchase

Shaw may not make an offer to purchase any outstanding Class A Shares unless at the same time it makes an offer to purchase, on the same terms, an equivalent proportion of the outstanding Class B Non-Voting Shares.

(viii)	Redemption

The Shaw Shares are not redeemable at the option of either Shaw or the holder of any such Shaw Shares.

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM November 5, 2010

(c)	Class 1 Preferred Shares

The Class 1 Preferred Shares are issuable in one or more series. The Board of Directors may fix from time to time before such issue the number of shares which is to comprise each series then to be issued and the designation, rights, conditions, restrictions and limitations attaching thereto, including, without limiting the generality of the foregoing, the rate of preferential dividends and whether or not such dividends shall be cumulative, the dates of payment thereof, the redemption price and terms and conditions of redemption (including the rights, if any, of the holders of the Class 1 Preferred Shares of such series to require the redemption thereof), conversion rights (if any) and any redemption fund, purchase fund or other provisions to be attached to the Class 1 Preferred Shares of such series.

The shares of each successive series of Class 1 Preferred Shares shall have preference over the Class A Shares and Class B Non-Voting Shares as to dividends of not less than 1/100th of a cent per share, and shall not confer upon the shares of one series a priority over the shares of any other series of the Class 1 Preferred Shares in respect of voting, dividends or return of capital. If any amount of cumulative dividends or any amount payable on return of capital in respect of shares of a series of the Class 1 Preferred Shares is not paid in full, the shares of such series shall participate rateably with the shares of all other series of Class 1 Preferred Shares in respect of accumulated dividends and return of capital.

(d)	Class 2 Preferred Shares

The Class 2 Preferred Shares are issuable in one or more series. From time to time before any such issue, the directors may fix the number of shares which is to comprise each series then to be issued and the designation, rights, conditions, restrictions or limitations attaching thereto, including, without limiting the generality of the foregoing, the rate of preferential dividends, and whether or not the same shall be cumulative, the dates of payment thereof, the redemption price and terms and conditions of redemption (including the rights, if any, of the holders of Class 2 Preferred Shares of such series to require the redemption thereof), conversion rights (if any), and any redemption fund, purchase fund or other provisions to be attached to the Class 2 Preferred Shares of such series.

The shares of each successive series of Class 2 Preferred Shares shall have preference over the Class A Shares and Class B Non-Voting Shares (but shall rank junior to the Class 1 Preferred Shares) as to dividends and shall not confer upon the shares of one series a priority over the shares of any other series of Class 2 Preferred Shares in respect of voting, dividends or return of capital. If any amount of cumulative dividends or any amount payable on return of capital in respect of shares of a series of Class 2 Preferred Shares is not paid in full, the shares of such series shall participate rateably with the shares of all other series of the Class 2 Preferred Shares in respect of accumulated dividends and return of capital.

(e)	Share Constraints

The statutes which govern the provision of broadcasting and telecommunications services by Shaw and its regulated subsidiaries impose restrictions on the ownership of shares of the Corporation and its regulated subsidiaries by persons that are not Canadian. In order to ensure that the Corporation and its regulated subsidiaries remain eligible or qualified to provide broadcasting and telecommunications services in Canada, the Articles of the Corporation require its directors to refuse to issue or register the transfer of any Class A Shares to a person that is not a Canadian if such issue or transfer would result in the total number of such shares held by non-Canadians exceeding the maximum number permitted by applicable law. In addition, the directors of Shaw are required to refuse to issue or register the transfer of any Class A Shares to a person in circumstances where such issue or transfer would affect the ability of the Corporation and its regulated subsidiaries to obtain, maintain, amend or renew a license to carry on any business. The Articles of the Corporation further provide that if, for whatever reason, the number of Class A Shares held by non-Canadians or other such persons exceeds the maximum number permitted by applicable law or would affect the ability to carry on any licensed business, Shaw may, to the extent permitted by corporate or communications statutes, sell the Class A Shares held by such non-Canadians or other persons as if it were the owner of such shares. The Articles of the Corporation also give its directors the right to refuse to issue or register the transfer of shares of any class in the capital of the Corporation if (i) the issue or the transfer requires the prior approval of a regulatory authority unless and until such approval has been obtained; or (ii) the person to whom the shares are to be issued or transferred has not provided Shaw with such information as the directors may request for the purposes of administering these share constraints.

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM November 5, 2010

2.	Dividends

(a)	Dividend Policy

The Corporation’s dividend policy is reviewed on a quarterly basis by the Board of Directors of Shaw. In general, subject to the rights of any preferred shares outstanding from time to time, holders of Class A Shares and Class B Non-Voting Shares are entitled to receive such dividends as the Board of Directors determines to declare on a share-for-share basis, if, as and when any such dividends are declared and paid.

In accordance with the terms and conditions of such shares, the dividends (other than stock dividends) declared and paid on the Class A Shares shall be $0.0025 per share per annum less than the dividends declared and paid to holders of the Class B Non-Voting Shares. See the information under the heading “Capital Structure, Dividends and Related Matters — Description of Capital Structure — Class A Shares and Class B Non-Voting Shares”.

(b)	Distribution Rates and Payment Dates

Set forth in the tables below are the annual distribution rates on equity securities of the Corporation outstanding as at August 31, 2010 and payment dates for the fiscal year ended August 31, 2010, as well as the amount of cash dividends declared per Class A Share and Class B Non-Voting Share for each of the past three fiscal years.

Fiscal 2010 Distribution Rates and Payment Dates

Class of Shares	Distribution Rate	Payment Dates

Class A Participating	$0.069792	September 29, 2009
	$0.069792	October 29, 2009
	$0.069792	November 27, 2009
	$0.069792	December 30, 2009
	$0.069792	January 28, 2010
	$0.069792	February 25, 2010
	$0.073125	March 30, 2010
	$0.073125	April 29, 2010
	$0.073125	May 28, 2010
	$0.073125	June 29, 2010
	$0.073125	July 29, 2010
	$0.073125	August 30, 2010
Class B Non-Voting Participating	$0.07	September 29, 2009
	$0.07	October 29, 2009
	$0.07	November 27, 2009
	$0.07	December 30, 2009
	$0.07	January 28, 2010
	$0.07	February 25, 2010
	$0.073333	March 30, 2010
	$0.073333	April 29, 2010
	$0.073333	May 28, 2010
	$0.073333	June 29, 2010
	$0.073333	July 29, 2010
	$0.073333	August 30, 2010

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM November 5, 2010

Effective Annual Dividend Payments (Fiscal 2008 — Fiscal 2010)

Class of Shares	Fiscal 2010	Fiscal 2009	Fiscal 2008

Class A Participating	$0.858	$0.818	$0.702
Class B Non-Voting Participating	$0.860	$0.820	$0.705

3.	Ratings

The following table sets forth the ratings assigned to the Corporation’s senior note obligations by DBRS Limited (“DBRS”), Standard & Poor’s Ratings Services (“S&P”) and Moody’s Investors Services, Inc. (“Moody’s”):

Security	DBRS(1)		S&P(2)	Moody’s (3)

Senior Notes	BBB (stable	)	BBB− (stable)	Baa3 (stable)

Notes:

(1)	DBRS’ credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BBB by DBRS is the fourth highest of ten categories and is assigned to debt securities considered to be of adequate credit quality. Protection of interest and principal is considered acceptable, but the entity is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the entity and its rated securities. The assignment of a “(high)” or “(low)” modifier within each rating category indicates relative standing within such category. The “high” and “low” grades are not used for the AAA and D categories.

(2)	S&P’s credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BBB by S&P is the fourth highest of ten major categories. According to the S&P rating system, an obligor with debt securities rated BBB has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments. The addition of a plus (+) or minus (-) designation after a rating indicates the relative standing within a particular rating category.

(3)	Moody’s credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of Baa by Moody’s is the fourth highest of nine categories and denotes obligations judged to have speculative elements and which are subject to substantial credit risk. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. The foregoing ratings should not be construed as a recommendation to buy, sell or hold the securities, in as much as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant, and if any such rating is so revised or withdrawn, the Corporation is under no obligation to update this Annual Information Form.

4.	Market for Securities

(a)	Marketplaces

As at August 31, 2010, the following securities of the Corporation were listed and posted for trading on the exchanges set forth below.

Security	Exchange	Symbol	CUSIP Number

Class A Participating Shares	TSX Venture Exchange	SJR.A	82028K101
Class B Non-Voting Participating Shares	Toronto Stock Exchange	SJR.B	82028K200
	New York Stock Exchange	SJR	82028K200

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM November 5, 2010

(b)	Trading Price and Volume

The following table sets forth the monthly price range and volume traded on the identified Canadian marketplace for each of the Corporation’s publicly traded securities for each month during the fiscal year ending August 31, 2010.

		TSX Venture — C$	TSX — C$
		SJR.A	SJR.B

September 2009	High	21.85	19.68
	Low	19.35	18.61
Sept-30	Close	20.00	19.38
	Volume	4,426	25,840,188
October 2009	High	24.00	20.64
	Low	20.14	18.90
Oct-30	Close	20.14	19.25
	Volume	3,933	20,400,067
November 2009	High	23.90	20.60
	Low	20.40	19.07
Nov-30	Close	23.90	20.40
	Volume	4,330	18,131,101
December 2009	High	23.45	22.02
	Low	22.00	20.34
Dec-31	Close	23.45	21.67
	Volume	5,080	17,477,133
January 2010	High	23.60	21.71
	Low	22.60	19.76
Jan-29	Close	22.60	19.90
	Volume	6,655	17,823,646
February 2010	High	23.74	20.35
	Low	20.75	19.12
Feb-26	Close	20.75	19.97
	Volume	11,995	20,501,322
March 2010	High	25.00	20.85
	Low	21.70	19.87
Mar-31	Close	21.91	20.11
	Volume	10,439	31,439,592
April 2010	High	23.00	20.25
	Low	22.00	19.02
Apr-30	Close	22.00	19.09
	Volume	1,455	16,018,237
May 2010	High	23.00	19.64
	Low	20.25	18.37
May-31	Close	20.95	19.18
	Volume	5,201	21,123,857
June 2010	High	22.50	20.20
	Low	20.55	18.90
Jun-30	Close	20.70	19.17
	Volume	7,764	20,818,474

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM November 5, 2010

		TSX Venture — C$	TSX — C$
		SJR.A	SJR.B

July 2010	High	22.25	20.71
	Low	21.58	19.24
Jul-30	Close	21.90	20.18
	Volume	9,142	14,834,947
August 2010	High	24.00	21.96
	Low	22.70	20.10
Aug-31	Close	23.15	21.87
	Volume	4,591	19,077,213

Note:

(1)	All price and volume information is from independent third-party sources (i.e. Toronto Stock Exchange (“TSX”) website and Thomson Reuters).

DIRECTORS AND OFFICERS

1.	Directors as of November 5, 2010

Set forth below is a list of the directors of the Corporation as of November 5, 2010 indicating their municipality, province or state and country of residence, their principal occupations during the five preceding years and the year in which they became a director of the Corporation. Directors are typically elected at the annual meeting of shareholders to serve until the next annual meeting or until a successor is elected or appointed.

		Director
Name and Municipality of Residence	Principal Occupation Within Five Preceding Years	Since

Peter J. Bissonnette Calgary, Alberta Canada	President of the Corporation	2009

Adrian I. Burns Rockcliffe Park, Ontario, Canada	Corporate Director; former Member of the Copyright Board of Canada; former Commissioner of the CRTC	2001

George F. Galbraith Vernon, British Columbia, Canada	Corporate Director; former President of Vercom Cable Services Ltd. which operated the cable television system serving Vernon, British Columbia	1991

Richard R. Green Boulder, Colorado U.S.A.	Corporate Director; former President and CEO of Cable Television Laboratories Inc. (CableLabs®), a non-profit research development consortium dedicated to pursuing new cable telecommunications technologies	2010

Dr. Lynda Haverstock Regina, Saskatchewan Canada	President and Chief Executive Officer of Tourism Saskatchewan, a public-private partnership responsible for tourism activities; former Lieutenant Governor of Saskatchewan	2007

Gregory J. Keating Porters Lake, Nova Scotia Canada	Chairman and Chief Executive Officer, Altimax Venture Capital, parent company of the Keating Group which comprises a diverse portfolio of business interests	2007

Michael W. O’Brien Canmore, Alberta, Canada	Corporate Director; former Executive Vice-President, Corporate Development and Chief Financial Officer of Suncor Energy Inc., an integrated oil and gas company	2003

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM November 5, 2010

		Director
Name and Municipality of Residence	Principal Occupation Within Five Preceding Years	Since

Paul K. Pew, Toronto, Ontario, Canada	Co-Founder and Co-CEO of G3 Capital Corp., a Toronto-based alternative asset manager (G3’s principal units operate within the hedge fund and venture fund areas); Corporate Director and Private Investor; former Vice Chairman, Investment Banking, GMP Securities Ltd., an independent investment dealer.	2008

Jeffrey C. Royer Toronto, Ontario, Canada	Corporate Director and Private Investor	1995

Bradley S. Shaw(1) Calgary, Alberta, Canada	Executive Vice President of the Corporation	1999

Jim Shaw(2) Calgary, Alberta, Canada	Chief Executive Officer and Vice Chair of the Corporation	2002

JR Shaw(1)(2) Calgary, Alberta, Canada	Executive Chair of the Corporation	1966

JC Sparkman Lakewood, Colorado U.S.A.	Corporate Director; former Executive Vice President and Executive Officer of Telecommunications Inc. (also known as TCI), one of the largest cable television operators in the United States	1994

Carl E. Vogel Cherry Hills Village, Colorado U.S.A.	Private Investor; Senior Advisor to DISH Network. Former Vice Chairman of each of DISH Network Corporation (formerly EchoStar Communications Corporation, a satellite-delivered digital television services provider in the United States) and EchoStar Corp. (a developer of set-top boxes and other electronic technology) from February 2008 until March 2009. President from September 2006 and Vice Chairman from June 2005, EchoStar Communications Corporation until February 2008. Former President, Chief Executive Officer and a director of Charter Communications, a broadband service provider in the United States	2006

Sheila C. Weatherill Edmonton, Alberta Canada	Corporate Director; former President and Chief Executive Officer of the Capital Health Authority (Edmonton region health administrative authority)	2009

Willard H. Yuill Medicine Hat, Alberta, Canada	Chairman and Chief Executive Officer, The Monarch Corporation, a private investment company	1999

Notes:

(1)	Bradley S. Shaw is the son of JR Shaw and the brother of Jim Shaw.

(2)	Jim Shaw is the son of JR Shaw and the brother of Bradley S. Shaw.

2.	Board Committee Members

The Board of Directors of the Corporation has established four standing committees: Executive, Audit, Corporate Governance and Nominating, and Human Resources and Compensation. The membership of each committee is set forth below.

The Executive Committee consists of JR Shaw (Chair), Adrian Burns, Michael W. O’Brien, Jim Shaw and JC Sparkman.

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM November 5, 2010

The Audit Committee consists of Paul Pew (Chair), Gregory J. Keating, Jeffrey C. Royer and Carl E. Vogel. For further details concerning the Audit Committee, see the information under the heading “Audit Committee”.

The Corporate Governance and Nominating Committee consists of Michael W. O’Brien (Chair), Adrian Burns, George F. Galbraith and Dr. Lynda Haverstock.

The Human Resources and Compensation Committee consists of Willard H. Yuill (Chair), JC Sparkman and Sheila C. Weatherill.

3.	Executive Officers as of November 5, 2010

Set forth below is a list of the executive officers of the Corporation as of November 5, 2010 indicating their municipality, province or state and country of residence and their respective positions with the Corporation. Officers are appointed annually and serve at the discretion of the Board of Directors of the Corporation.

Name and Municipality of Residence	Principal Position with the Corporation

JR Shaw(1)(2) Calgary, Alberta, Canada	Executive Chair

Jim Shaw(1)(2) Calgary, Alberta, Canada	Chief Executive Officer and Vice Chair

Rhonda D. Bashnick Calgary, Alberta, Canada	Group Vice President, Finance

Peter J. Bissonnette Calgary, Alberta, Canada	President

Douglas J. Black, Q.C. Calgary, Alberta, Canada	Corporate Secretary

Michael D’Avella Calgary, Alberta, Canada	Senior Vice President, Planning

Louis A. Desrochers, Q.C. Edmonton, Alberta, Canada	Honorary Corporate Secretary

Bradley S. Shaw(1)(2) Calgary, Alberta, Canada	Executive Vice President

Ken C.C. Stein Toronto, Ontario, Canada	Senior Vice President, Corporate and Regulatory Affairs

Steve Wilson Calgary, Alberta, Canada	Senior Vice President and Chief Financial Officer

Notes:

(1)	Jim Shaw is the son of JR Shaw and the brother of Bradley S. Shaw.

(2)	Bradley S. Shaw is the son of JR Shaw and the brother of Jim Shaw.

All of the above officers have been employed in various capacities by the Corporation during the past five years except: Douglas J. Black, Q.C., who is Vice Chair and Senior Counsel of Fraser Milner Casgrain LLP, Barristers and Solicitors; and Louis A. Desrochers, Q.C., who was counsel with McCuaig Desrochers, Barristers and Solicitors, until September 2003 and is now retired.

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM November 5, 2010

4.	Shareholdings of Directors and Executive Officers

To the knowledge of the Corporation, the directors and executive officers, as a group, beneficially own, directly or indirectly, or exercise control or direction over, 17,868,700 Class A Shares, representing, as of November 5, 2010, approximately 79.3% of the issued and outstanding shares of such class. Of such number, JR Shaw beneficially owns, controls or directs 17,782,600 Class A Shares, representing approximately 79% of the issued and outstanding shares of such class. JR Shaw, members of his family and corporations owned or controlled by them are parties to a Voting Trust Agreement relating to all Class A Shares that they own, control or direct. The voting rights with respect to such shares are exercised by the representative of a committee of five trustees.

AUDIT COMMITTEE

1.	Audit Committee Charter

The Audit Committee of the Board of Directors of the Corporation is responsible for overseeing the integrity of the Corporation’s financial reporting process. In this regard, the primary duties of the Audit Committee involve reviewing the Corporation’s annual and interim financial statements; monitoring the effectiveness and integrity of the Corporation’s financial reporting, internal control and related management information systems; and overseeing the audits conducted by the Corporation’s external auditors.

The Audit Committee is also responsible for overseeing the effectiveness and integrity of the Corporation’s internal controls, including information systems related thereto, and disclosure processes and controls; evaluating the qualifications and performance of the Corporation’s external auditors and implementing practices to preserve their independence; reviewing the engagements to be provided by the external auditors; and reviewing all significant auditing and accounting practices and policies and any proposed changes with respect thereto.

Further, the Audit Committee, in respect of those risk areas that the Board has assigned to it oversight responsibility, identifies and reviews with management the principal risks facing the Corporation in those areas and ensures that management has in place policies and systems to assess and manage these risks. As part of this process, the Audit Committee regularly reviews reports and discusses significant risk areas with the Corporation’s external auditors.

A copy of the charter of the Audit Committee is attached as Schedule A to this Annual Information Form.

2.	Audit Committee Composition and Background

The Audit Committee consists of Paul K. Pew (Chair), Gregory J. Keating, Jeffrey C. Royer and Carl E. Vogel. Each member of the Audit Committee is independent and financially literate, as such terms are defined in Multilateral Instrument 52-110 — Audit Committees. In addition, Messrs. Pew, Royer and Vogel each qualify as a “financial expert” under the Sarbanes-Oxley Act of 2002 and other applicable regulatory requirements.

In addition to each member’s general business experience, the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee are set forth below.

Paul Pew (Chair) is the Co-Founder and Co-Chief Executive Officer of G3 Capital Corp., a Toronto-based alternative asset manager (G3’s principal units operate within the hedge fund and venture fund areas). He formerly served as a Senior Financial Analyst and Investment Banker with GMP Securities Ltd. He received his Honors Business Administration from the University of Western Ontario and is a Chartered Accountant and Chartered Financial Analyst.

Gregory Keating is Chairman and Chief Executive Officer of Altimax Venture Capital, parent company of the Keating Group which comprises a diverse portfolio of business interests, and was President of Access Communications Inc. from 1992 to 1999. He has completed the YPO Harvard School of Business CEO Program.

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM November 5, 2010

Jeffrey Royer is a private investor and corporate director. He is a director of Galtronics Corporation, Tiberias, Israel; a director of Family Channel Oy, Helsinki, Finland; and a director of Massuah Hotels, Jerusalem, Israel. He served on the Audit Committee of the Corporation and as Chair thereof for several years prior to 2001. Mr. Royer received his BA in Economics from Lawrence University.

Carl Vogel is a private investor. He is also a director and Senior Advisor of DISH Network Corporation. He is a director of numerous public and private companies, Chairman of the audit committee of NextWave Wireless Inc., and a member of the audit committees of Ascent Media Corporation, ION Media Corporation and Universal Electronics Inc. He received his Bachelor of Science from St. Norbert College, with an emphasis in finance and accounting, and was a former active Certified Public Accountant.

3.	Audit Fees

The aggregate amounts paid or accrued by the Corporation with respect to fees payable to Ernst & Young LLP, the auditors of the Corporation, for audit (including financings, regulatory reporting requirements and Sarbanes-Oxley Act-related services), audit-related, tax and other services in the fiscal years ended August 31, 2010 and 2009 were as follows:

Type of Service	Fiscal 2010	Fiscal 2009

Audit Fees	$2,058,600	$2,026,295
Audit-related Fees	235,031	—
Tax Fees	382,029	21,010
All Other Fees	16,425	—

Total	$2,692,085	$2,047,305

The audit related fees in fiscal 2010 were in respect of tax due diligence services related to the acquisition of the broadcasting business of Canwest Global Communications Corp. The tax fees paid in fiscal 2010 include tax advisory services in respect of the aforementioned acquisition and linear property tax compliance. The tax fees paid in fiscal 2009 were related to linear property tax compliance. The other fees paid in fiscal 2010 were in respect of training provided to certain employees for the upcoming transition to International Financial Reporting Standards (IFRS) in fiscal 2012.

The Audit Committee of the Corporation considered and agreed that the above fees are compatible with maintaining the independence of the Corporation’s auditors. Further, the Audit Committee determined that, in order to ensure the continued independence of the auditors, only limited non-audit related services will be provided to the Corporation by Ernst & Young LLP and in such case, only with the prior approval of the Audit Committee. The Chair of the Audit Committee has been delegated authority to approve the retainer of Ernst & Young LLP to provide non-audit services in extraordinary circumstances where it is not feasible or practical to convene a meeting of the Audit Committee, subject to an aggregate limit of $150,000 in fees payable to Ernst & Young LLP for such services at any time until ratified by the Audit Committee. The Chair of the Audit Committee is required to report any such services approved by him to the Audit Committee.

LEGAL PROCEEDINGS

The Corporation is involved in litigation matters arising in the ordinary course and conduct of its business. Although such proceedings cannot be predicted with certainty, management of the Corporation does not expect that the outcome of these matters will have a material adverse effect on the Corporation.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Class A Shares and Class B Non-Voting Shares is CIBC Mellon Trust Company at its principal offices in Vancouver, British Columbia; Calgary, Alberta; Toronto, Ontario; and Halifax, Nova Scotia. The co-registrar and co-transfer agent in the United States for the Class B Non-Voting Shares is The Bank of New York Mellon at its principal office in Jersey City, New Jersey.

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM November 5, 2010

MATERIAL CONTRACTS

Canwest Agreements

(i) Subscription Agreement dated February 11, 2010 between Shaw and Canwest Global Communication Corp. (“Canwest”) (the “Subscription Agreement”);

(ii) Shaw Support Agreement dated February 11, 2010 among Shaw, Canwest and certain 8.0% senior subordinated noteholders of Canwest (the “Noteholders”) who were represented by the ad hoc committee of Noteholders (the “Shaw Support Agreement”);

(iii) Amendment Agreement to Subscription Agreement dated May 3, 2010 between Shaw and Canwest (the “Amendment Agreement to Subscription Agreement”);

(iv) Amendment Agreement to Shaw Support Agreement dated May 3, 2010 among Shaw, Canwest and the Noteholders (the “Amendment Agreement to Shaw Support Agreement”);

(v) Share and Option Purchase Agreement dated May 3, 2010 among Shaw, 7316712 Canada Inc. (a wholly-owned subsidiary of Shaw, the “Purchaser”), certain entities affiliated with Goldman Sachs Capital Partners (the “GS Entities”) and CW Investments Co. (the “Share and Option Purchase Agreement”);

(vi) Option Agreement dated May 3, 2010 between the Purchaser and two of the GS Entities (the “Option Agreement”); and

(vii) Assignment and Assumption Agreement dated May 3, 2010 among Shaw, the Purchaser, the GS Entities, Canwest Media Inc. and CW Investments Co. (the “Assignment and Assumption Agreement”),

(collectively, the “Canwest Agreements”).

A.	Summary of Canwest Agreements

Pursuant to the Canwest Agreements, effective October 27, 2010, Shaw acquired 100% of the over-the-air and specialty television businesses of Canwest, including all of CW Investments Co., the company that owns the specialty television channels acquired from Alliance Atlantis Communications Inc. in 2007 (the “CW Media Group”), for approximately $2.0 billion (including the debt to be assumed at the CW Media Group level).

B.	Purchase of Restructured Canwest Pursuant to Recapitalization Transaction

On February 11, 2010, Shaw entered into the Subscription Agreement and the Shaw Support Agreement in respect of a minimum 20% equity investment in a restructured Canwest (“Restructured Canwest”). The Subscription Agreement was approved by the Canwest Board and the Ontario Superior Court of Justice, but was subject to certain conditions, including the resolution of matters under the shareholders agreement with the GS Entities regarding Canwest’s interest in the CW Media Group. To resolve these issues, on May 3, 2010, Shaw entered into agreements, described below, pursuant to which Shaw has acquired all of the GS Entities’ interests in the CW Media Group for $700 million, which amount is included in the $2.0 billion figure noted above.

Pursuant to the Amendment to Subscription Agreement and the Amendment to Shaw Support Agreement, Shaw, Canwest and the members of the Ad Hoc Committee amended the terms of the proposed recapitalization transaction involving Canwest, Canwest Media Inc. (“CMI”) and certain of CMI’s subsidiaries (together, the “CMI Entities”), such that Shaw would acquire and has now acquired, effective October 27, 2010, 100% of the shares of Restructured Canwest (including the shares in the capital of CW Investments Co. held by CMI). Under these agreements, approximately US$440 million of the aggregate purchase price was allocated to satisfy the claims of the Noteholders against the CMI Entities. The remaining $38 million was allocated to satisfy the claims of the CMI Entities’ other unsecured creditors. The recapitalization transaction was effected pursuant to a plan of compromise, arrangement and reorganization under the Companies’ Creditors Arrangement Act and the Canada Business Corporations Act.

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM November 5, 2010

C.	CW Media Group Share Purchase

As noted above, on May 3, 2010, Shaw entered into the Share and Option Purchase Agreement pursuant to which Shaw then acquired from the GS Entities approximately 29.9% of the voting shares and 49.9% of the equity shares of CW Investments Co. (the “Initial Purchase”). As part of the Initial Purchase, Shaw also entered into the Option Agreement pursuant to which it acquired an option to purchase the remaining voting and equity shares of CW Investments Co. held by the GS Entities, representing an additional approximately 3.4% of the voting shares and 14.8% of the equity shares. The option was exercised on October 27, 2010. In addition and in connection with the foregoing, on May 3, 2010, Shaw entered into the Assignment and Assumption Agreement to effectively step into the shoes of the GS Entities vis-à-vis the shareholders agreement governing CW Investments Co.

INTERESTS OF EXPERTS

The Corporation’s auditors are Ernst & Young LLP. The Corporation’s audited consolidated financial statements for the year ended August 31, 2010 have been filed under National Instrument 51-102 — Continuous Disclosure Obligations. Ernst & Young LLP has communicated to the Corporation that, in their opinion, they are independent of the Corporation within the meaning of the rules of Professional Conduct of the Institute of Chartered Accountants of Alberta and the applicable rules and regulations adopted by the U.S Securities and Exchange Commission and Public Company Accounting Oversight Board (United States).

ADDITIONAL INFORMATION

Additional information concerning the Corporation is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which may be accessed at www.sedar.com. Copies of such information may also be obtained on the Corporation’s website at www.shaw.ca, or on request without charge from the Group Vice President, Finance of the Corporation, Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4L4 (telephone (403) 750-4500).

Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, and securities authorized for issuance under equity compensation plans will be contained in the Corporation’s Proxy Circular dated November 23, 2010. Additional financial information is provided in the Corporation’s comparative financial statements for its most recently completed financial year, and management’s discussion and analysis thereon. Copies of such documents may be obtained in the manner set forth above.

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

Certain statements included in this Annual Information Form may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of Shaw to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used, the words “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “guideline”, “goal”, and similar expressions generally identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), financial guidance for future performance, business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Shaw’s business and operations, plans and references to the future success of Shaw. These forward-looking statements are based on certain assumptions, some of which are noted above, and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances as of the current date.

However, whether actual results and developments will conform with the expectations and predictions of Shaw is subject to a number of risks and uncertainties described in the subsection “Known events, trends, risks and uncertainties”

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM November 5, 2010

found on pages 36 to 44 of the Corporation’s Management’s Discussion and Analysis for the year ended August 31, 2010, which is incorporated by reference herein and is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which may be accessed at www.sedar.com. These factors include general economic, market or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by Shaw; Shaw’s ability to execute its strategic plans; increased competition in the markets in which Shaw operates and from the development of new markets for emerging technologies; changes in laws, regulations and decisions by regulators in Shaw’s industries in both Canada and the United States; Shaw’s status as a holding company with separate operating subsidiaries; changing conditions in the entertainment, information and communications industries; risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada and the United States; and other factors, many of which are beyond the control of Shaw. The foregoing is not an exhaustive list of all possible factors. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those as described herein. Consequently, all of the forward-looking statements made in this report and the documents incorporated by reference herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Shaw will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Shaw.

You should not place undue reliance on any such forward-looking statements. The Corporation utilizes forward-looking statements in assessing its performance. Certain investors, analysts and others utilize the Corporation’s financial guidance and other forward-looking information in order to assess the Corporation’s expected operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The Corporation’s financial guidance may not be appropriate for other purposes.

Further, any forward-looking statement (and such risks, uncertainties and other factors) speaks only as of the date on which it was originally made and Shaw expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this document to reflect any change in expectations with regard to those statements or any other change in events, conditions or circumstances on which any such statement is based, except as required by law. New factors affecting Shaw emerge from time to time, and it is not possible for Shaw to predict what factors will arise or when. In addition, Shaw cannot assess the impact of each factor on its business or the extent to which any particular factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

SCHEDULE A -

AUDIT COMMITTEE CHARTER
SHAW COMMUNICATIONS INC.

This Charter of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Shaw Communications Inc. (the “Corporation”) was adopted and approved on January 21, 2004 (revised April 1, 2004, October 26, 2005, July 12, 2007, June 27, 2008 and April 8, 2010).

I.	PURPOSE

The primary function of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the integrity of the Corporation’s financial reporting process. In this regard, the primary duties of the Committee involve reviewing the Corporation’s annual and interim financial statements; monitoring the effectiveness and integrity of the Corporation’s financial reporting, internal control and related management information systems; and overseeing the audits conducted by the Corporation’s external auditors.

The Committee will fulfill these responsibilities primarily by carrying out the activities set forth in Section IV of this Charter.

II.	COMPOSITION

The Committee shall be comprised of three or more independent directors, as appointed by the Board. A director is independent if he or she has no direct or indirect material relationship with the Corporation, as determined by the Board in consultation with the Corporate Governance Committee, in accordance with applicable laws, policies and guidelines of securities regulatory authorities.

To maintain their independence, members of the Committee and their immediate family members may not, directly or indirectly, accept any consulting, advisory or other compensatory fee (other than remuneration for acting in the capacity as a member of the Board or a committee of the Board, and certain other specific exceptions) from the Corporation or any of its subsidiaries.

All members of the Committee shall be financially literate and at least one member shall be a financial expert. The definitions of “financial literacy” and “financial expertise”, and the determination of whether any given member of the Committee meets such definition, will be made by the Board, in consultation with the Corporate Governance Committee, in accordance with applicable laws, policies and guidelines of securities regulatory authorities.

The members of the Committee shall be appointed by the Board annually. Each member shall serve until the next annual general meeting of the shareholders of the Corporation or until his or her earlier resignation or removal by the Board. The Chair of the Committee shall be appointed by the Board annually and shall carry out the responsibilities and duties set forth in Section V of this Charter.

III.  MEETINGS

The Committee shall meet at least on a quarterly basis, or more frequently as circumstances dictate or as requested by the Board, a member of the Committee, the Corporation’s external auditors or a senior officer of the Corporation.

The Committee shall also meet at least annually with the Corporation’s senior management (the Chief Financial Officer or others), internal auditors and external auditors in separate sessions to discuss any matters that the Committee or any of these groups believe should be discussed privately. In addition, the Committee (or at least its Chair) should meet with the external auditors and management quarterly to review the Corporation’s interim financial statements.

Notice of each meeting of the Committee shall be given to each member of the Committee as far in advance of the time for the meeting as possible, but in any event, not later than 24 hours preceding the time stipulated for the meeting (unless otherwise waived by all members of the Committee). Each notice of meeting shall state the nature of the business to be transacted at the meeting in reasonable detail and to the extent practicable, be accompanied by copies of documentation to be considered at the meeting.

A quorum for the transaction of business at a meeting shall consist of not less than a majority of the members of the Committee. Members of the Committee may participate in any meeting by means of such telephonic, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other, and a member participating by any such means shall be deemed to be present at that meeting.

Senior management of the Corporation and other parties may attend meetings of the Committee, as may be deemed appropriate by the Committee.

Minutes shall be kept of all meetings of the Committee and shall be signed by the Chair and Secretary of the meeting.

IV.	RESPONSIBILITIES AND DUTIES OF THE COMMITTEE

The Committee shall fulfill its oversight responsibilities primarily by carrying out the activities set forth below as well as all such other actions which may be incidental thereto or which may be necessary for the Committee to comply with the spirit and intent of this Charter. The items enumerated below are not intended to be exhaustive of the duties of the Committee and may be supplemented and revised from time to time as may be appropriate:

Financial Statement Review

1. Review and oversee the integrity of the Corporation’s annual financial statements (including any certification, report, opinion or review thereon rendered by external auditors) and any public disclosure documents or reports containing financial information that are submitted to any governmental body or to the public (including, in particular, management’s discussion and analysis (“MD&A”), prospectuses and registration statements).

2. Review and oversee the integrity of the Corporation’s quarterly financial statements and any public disclosure documents containing financial information that are submitted to any governmental body or to the public pursuant to applicable securities laws, and approve such quarterly financial statements for disclosure to the public (provided that such statements are subsequently tabled before the Board for ratification, confirmation and approval).

3. Review earnings press releases as well as financial information and earnings guidance given to analysts and rating agencies.

4. Review the Corporation’s MD&A to ensure that it provides all material information in a fair and balanced manner, in compliance with applicable requirements.

5. Periodically consult with the Corporation’s external auditors in the absence of management concerning the fullness and accuracy of the Corporation’s financial statements.

6. Establish regular, timely and separate systems of reporting to the Committee by each of management of the Corporation and the external auditors regarding any significant judgments made in management’s preparation of the financial statements and the view of each as to appropriateness of such judgments.

7. Review any proposed changes in major auditing and accounting practices and policies, the presentation of significant risks and uncertainties and key estimates and judgments of management that may be material to financial statement presentation and reporting.

8. Obtain assurance that financial statement certifications and attestations from management of the Corporation have been completed and filed with applicable securities regulatory authorities.

9. Report to the Board on at least a quarterly basis on the results of the Committee’s activities, including the Committee’s review of the Corporation’s annual and interim financial statements.

Financial Reporting, Internal Control and Related Management Information Systems

10. In consultation with the external auditors, review the integrity of the Corporation’s financial reporting processes, both internal and external, and the Corporation’s accounting principles as applied in its financial reporting, to determine the quality and acceptability of the Corporation’s financial reporting.

11. Review the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented.

12. Receive timely reports from the external auditors concerning:

(a) all critical accounting policies and practices of the Corporation,

(b) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management; and

(c) all material written correspondence and disagreements between management and the external auditors (including any management letter or schedule of unadjusted differences).

13. Review summaries of significant, unusual or material off-balance sheet transactions to assess their impact on the Corporation’s financial reporting process and financial statements.

14. Jointly with the Human Resources Committee review pension and other post-employment benefit liabilities, including underlying assumptions, financial health of pension plans and disclosure in the Corporation’s financial statements.

15. Review the effectiveness and integrity of internal controls, including information systems related thereto, and disclosure processes and controls (as evaluated by the internal and external auditors or otherwise) and make recommendations with respect thereto.

16. Review the appointment, removal, independence and performance of the Corporation’s internal auditor.

17. Review the Corporation’s internal audit procedures, including the mandate of, and all reports issued by, the Corporation’s internal auditor and management’s response and subsequent follow up to any identified weaknesses.

18. Review and approve an annual control assurance plan.

19. Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal control or auditing matters, including a procedure for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters, and review and consider reports on the investigation and resolution of such complaints.

20. Review reports of any fraud that involves management or other employees, particularly where such individuals have a significant role in the Corporation’s internal controls.

21. Consider the implications of applicable laws and regulatory policies on the Corporation’s financial reporting process and financial statements.

22. Review the status of performance monitoring information systems which relate to disclosure of non-financial information.

23. Review major changes to management information systems that affect financial or internal control processes.

External Auditors

24. Make recommendations to the Board and the shareholders of the Corporation, on an annual basis:

(a) concerning the appointment of the external auditors (considering, in particular, their independence and effectiveness); and

(b) concerning the terms of engagement and fees and other compensation to be paid to the external auditors.

25. (a) Oversee and review the qualifications and performance of the external auditors, who shall report directly and be accountable to the Committee (and ultimately, the Board), and

(b) approve any proposed discharge or change of the external auditors, or of the lead audit partner thereof, when circumstances warrant.

26. Review in advance any engagements for non-audit services to be provided by the external auditors’ firm or its affiliates, together with estimated fees, along with any other significant relationships which the external auditors have with the Corporation, and consider the impact on the independence of the external auditor and compliance with applicable laws.

27. Request and review a report by the external auditors, to be submitted at least annually, regarding the auditing firm’s relationship with the Corporation, internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues.

Audit Process

28. Review the audit plan with the external auditors and with senior management of the Corporation.

29. Review, in the absence of management, any problems experienced by the external auditors in performing the audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management.

30. Review the post-audit or management letter, containing the recommendations of the external auditor and management’s response and subsequent follow up to any identified weakness.

31. Resolve disputes, if any, that may arise between the external auditors and management regarding financial reporting.

Risk Management

32. For those risk areas that the Board has assigned oversight to this committee, identify and review, with management, the principal risks in those areas facing the Corporation and ensure that management has in place the policies and systems to assess and manage these risks.

33. Review financial risks (foreign exchange risk, interest rate risk, etc.) of the Corporation and the management of such risks.

34. Review the Corporation’s long term financing strategy, annual financing plan and specific proposed financings not otherwise considered in such plan.

35. Review the Corporation’s tax status and monitor its approach to tax strategy, including tax reserves and potential reassessments and audits.

36. Review, with the Corporation’s internal legal counsel and/or external counsel, any material legal matter that could have a significant impact on the Corporation’s financial reporting.

37. Review the status of the Corporation’s compliance with laws, regulations and internal policies and procedures, and the scope and status of systems designed to ensure such compliance, particularly in relation to contingent liabilities and material risks facing the Corporation.

38. Review the amount and terms of any insurance to be obtained or maintained by the Corporation and any other related risk management policies or measures.

Other

39. Engage and set the remuneration of such independent external advisors, including independent legal counsel, at the Corporation’s expense, as the Audit Committee may deem necessary or desirable to carry out its duties.

40. Review the appointment of the Chief Financial Officer and any key financial executives of the Corporation involved in the financial reporting process, and set policies for the hiring by the Corporation of employees or former employees of the Corporation’s external auditors.

41. Review policies and procedures with respect to the expense accounts and perquisites of executives and directors of the Corporation.

42. Review the succession plans for the Chair of the Committee and for Committee’s financial experts.

43. Provide orientation and training for new members of the Committee and continuing education initiatives for existing members.

44. Conduct all such investigations, or authorize others to conduct such investigations, as may be necessary or desirable with respect to matters within the Committee’s mandate.

45. Review this charter of the Audit Committee on an annual basis and suggest to the Corporate Governance Committee of the Board such revisions as the Audit Committee may believe to be required by new laws or to be prudent.

46. Perform any other activities consistent with this Charter, the Corporation’s constating documents and governing law, as the Committee or the Board deems necessary or appropriate.

V.	RESPONSIBILITIES AND DUTIES OF THE CHAIR OF THE COMMITTEE

To fulfill his or her responsibilities and duties, the Chair of the Committee shall:

•	Facilitate the effective operation and management of, and provide leadership to, the Committee.

•	Act as chair of meetings of the Committee.

•	Assist in setting the agenda for each meeting of the Committee and in otherwise bringing forward for consideration matters within the mandate of the Committee.

•	Facilitate the Committee’s interaction with management of the Corporation, the Board and other committees of the Board.

•	Act as a resource and mentor for other members of the Committee.

•	Perform such other duties and responsibilities as may be delegated to the Chair by the Committee from time to time.